October 25, 2006

Via EDGAR

Division of Corporation Finance Securities and Exchange Commission Washington, DC 20549 Attn: Larry Spirgel, Assistant Director Paul Fischer, Staff Attorney
Re:	Global Matrechs, Inc., Registration Statement on Form SB-2
(SEC File No. 333- 137833)

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Global Matrechs, Inc. hereby requests that the effective date of its Registration Statement on Form SB-2, as amended (SEC File No. 333- 137833), be accelerated so that the Registration Statement will become effective at 9:00 p.m., EST, on October 27, 2006 or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

GLOBAL MATRECHS, INC.

By:	/s/ Michael Sheppard
Michael Sheppard Chief Executive Officer